Exhibit 99.1

Dominion Diamond Corporation Announces
Election of Directors

TORONTO, ON (July 20, 2016) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) today announced that the nominees listed in the management information circular for the 2016 Annual Meeting of Shareholders were elected as directors of the Company at its Annual Meeting held on July 20th, 2016. The results of the votes are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Brendan Bell	67,083,534	99.54%	306,633	0.46%
Graham G. Clow	66,070,841	98.04%	1,319,326	1.96%
Robert A. Gannicott	59,714,436	88.61%	7,675,731	11.39%
James K. Gowans	62,342,936	92.51%	5,047,231	7.49%
David S. Smith	65,464,397	97.14%	1,925,770	2.86%
Chuck Strahl	64,021,741	95.00%	3,368,426	5.00%
Josef Vejvoda	67,050,408	99.50%	339,759	0.50%
Thomas A. Andruskevich	66,969,117	99.38%	421,050	0.62%

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About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Contacts:

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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